CUSIP No. 31429Y103	SCHEDULE 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Feihe International, Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

31429Y103
(CUSIP Number)

May 11, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31429Y103	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Christy, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,177,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,177,500
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 31429Y103	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Equities First Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,177,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,177,500
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON CO

Item 1(a)	Name of Issuer:

Feihe International, Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Star City International Building, 10 Jiuxianqiao Road, C-16th Floor

Chaoyang District, Beijing, China, 100016

Item 2(a)	Name of Person Filing:

Alexander Christy, Jr.

Equities First Holdings, LLC

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

Alexander Christy, Jr.
c/o Equities First Holdings, LLC
10 West Market Street
Suite 3050
Indianapolis, IN 46204

Equities First Holdings, LLC
10 West Market Street
Suite 3050
Indianapolis, IN 46204

Item 2(c)	Citizenship

Alexander Christy, Jr. - United States

Equity First Holdings, LLC - Delaware

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

31429Y103

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.                      Ownership

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Alexander Christy, Jr.	1,177,500 shares of common stock	6.0%	1,177,500 shares of common stock	0	1,177,500 shares of common stock	0
Equities First Holdings, LLC	1,177,500 shares of common stock	6.0%	1,177,500 shares of common stock	0	1,177,500 shares of common stock	0

Equities First Holdings, LLC has direct beneficial ownership of 1,177,500 shares of common stock of the Issuer.  Mr. Christy is the president and sole owner of Equities First Holdings, LLC.

Pursuant to Section 13(d) of the Act, Mr. Christy may be deemed to be a beneficial owner of the shares of common stock of the Issuer held by Equities First Holdings, LLC.  However, pursuant to Rule 13d-4 of the Act, Mr. Christy disclaims beneficial ownership of the shares of common stock of the Issuer held by Equities First Holdings, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being

Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 31429Y103	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated:  May 16, 2012

EQUITIES FIRST HOLDINGS, LLC                                                                                                   ALEXANDER CHRISTY, JR.

By:  /s/ Alexander Christy, Jr.                                                                /s/ Alexander Christy, Jr.
     Name:  Alexander Christy, Jr.
     Title:   President

CUSIP No. 31429Y103	SCHEDULE 13G

LIST OF EXHIBITS

Exhibit No.                                Description
A                           Joint Filing Agreement

CUSIP No. 31429Y103	SCHEDULE 13G

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Feihe International, Inc., a Utah corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

Dated:  May 16, 2012

EQUITIES FIRST HOLDINGS, LLC                                                                                                   ALEXANDER CHRISTY, JR.

By:  /s/ Alexander Christy, Jr.                                                                /s/ Alexander Christy, Jr.
     Name:  Alexander Christy, Jr.
     Title:   President